ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com


05011720

SUPPL


SEC MAIL PROCESSING
RECEIVED
OCT 07 2005
WASH. D.C. 192 SECTION

October 5, 2005

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

October 5, 2005 – Announcement of Participation in Scotia Capital Webcast
October 5, 2005 – Investor Presentation

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

dlw 10/18



ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

October 5, 2005

Advantage Presenting at Scotia Capital Conference

(TSX: AVN.UN)

CALGARY, ALBERTA – October 5, 2005 - Advantage Energy Income Fund ("Advantage") is pleased to be presenting at the Scotia Capital Investing for Income Conference on Thursday, October 6th at 2:00 p.m EDT. A live webcast of the presentation will be available at www.insinc.com/scotia/20051005/preflight.html.

A PDF file of the presentation is currently available on our website at www.advantageincome.com.

For further information please contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com



SEC MAIL PROCESSING
RECEIVED
OCT 07 2005
WASH. D.C.
192
SECTION

The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

ADVANTAGE


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
SECTION
192

Advantage Energy Income Fund

Investor Presentation

October 2005

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ADVANTAGE

Fund Overview

- **Created May, 2001**
  - Three principals were senior executives with the Enerplus Group
- **Enterprise value at September 30, 2005: $1.6 billion**
  - Fund qualifies for inclusion in TSX Composite Index
- **Production split:**
  - 63% natural gas
  - 37% oil & NGLs
- **Fund is unhedged as of October 31, 2005**
- **Cash distribution of $0.25 per month**
  - 14.7% yield
  - Tax deferral - 62% in 2004
- **Management and Directors own approximately 4.0% of outstanding units**

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ADVANTAGE

Business Strategy

- **Acquire and develop assets with long Reserve Life Index "RLI"**
  - Current RLI is > 10 years
  - Natural gas and light oil
  - Operate > 85% of production
  - High netbacks
- **Focus operations in areas with large land positions**
  - Highly concentrated asset base
    - Top 5 properties = 49% of reserves and 47% of production
    - Top 15 properties = 80% of reserves and 79% of production
  - Shallow to medium depth plays with year round access
  - Fund has significant drilling inventory
- **Attract and retain a top-notch technical/administrative team**

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3

ADVANTAGE

Asset Base Overview – Balanced Portfolio

Reserves (P+P)


61%
34%
> 11
RLI
~ 9
5%

Production


46%
44%
~ 9
> 11
RLI
10%

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4

ADVANTAGE

Major Properties


Alberta
Saskatchewan
Hoffard
Stoddart/North Pine
Boundary Lake
Girouxville E.
Sunset/Valleyview
Sylvia
Giroux Lake
Fir
Windfall
Chip Lake
Acheson
Vermilion
Brazeau River
Rose Creek
Wainwright
Chigwell
Willesden Green
Joffre
Nevis
Gadsby
Endiang
Crossfield
Shouldice
Bantry
SE Alberta
Medium oil
Medicine Hat
Grassy Lake
Oil
Gas
Proud
Midale
Steelman
Benson
Workman

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5

ADVANTAGE

Royalty Trust Sector: Current Yields


14.7%
15%
12%
9%
6%
3%
0%
Average = 10.1%
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 AVN

CIBC Coverage List - October 4, 2005 prices

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6

ADVANTAGE

Royalty Trust Sector: Current Yields vs RLI



16%
13%
10%
7%
4%
Yield
◇ AVN.UN
4.00
6.00
8.00
10.00
12.00
14.00
16.00
18.00
RLI (P+P)(1)

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(1) Source: CIBC September 30, 2005 report

7

ADVANTAGE

2006 Operating Netbacks



$45
$40
$35
$30
$25
$42.55
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 AVN 28

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Source: CIBC 2006 Operating netback less administrative and tax expense (September 30, 2005 report)

8


ADVANTAGE
Quarterly Cash Distributions
($ per Unit)
$0.41 $0.39 $0.39 $0.54 $0.64 $0.69 $0.69 $0.69 $0.69 $0.69 $0.69 $0.75 $0.84 $0.78 $0.75
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3
2002 2003 2004 2005
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ADVANTAGE
Payout Ratio
112% 90% 100% 72% 77% 89% 91% 95% 88% 89% 92% 101% 102% 90%
62%
52.1% Sector average
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2
2002 2003 2004 2005
CIBC Forecast 2006 (1)
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(1) CIBC 2006 forecast based on WTI US$63.00/bbl, NYMEX US$10.75/mcf, $Cdn/$US $0.85 (September 30, 2005 report)
10

ADVANTAGE

Debt to Cash Flow Analysis

	Debt to Cash Flow [1] Multiple
Convertible debentures	0.5
Bank debt	0.9
Total	1.4

- Debentures are convertible at prices ranging from $13.30 to $21.00 per Unit
- Full conversion would impact the payout ratio by approximately 5 percentage points

[1] CIBC 2006 forecast (September 30, 2005 report)

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ADVANTAGE

Natural Gas Properties with no 2005 Drilling Activity

- Significant drilling occurred on these properties in 2004
- 2005 CAPEX have primarily targeted oil projects due to superior economics

Outlook:

- Over 150 drilling locations + 60 recompletions identified on these properties
- Recent surge in natural gas prices will enhance economics


12,000
9,000
6,000
3,000
0
boe/d
Flush production period:
Decline rates are slowing
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug SepE
2004
2005

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A D V A N T A G E

Other Assets*

- Significant flooding in S. Alberta delayed 2005 drilling, completion and tie-in activities
- Abnormal plant turnaround activity also negatively impacted production
- Over 50% of 2005 CAPEX have been spent at Nevis, Alberta
- $75 million of CAPEX identified on these properties for 2006



Plant Turnarounds
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
boe/d
Nevis
Other
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep E
2004
2005

* Net of dispositions

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A D V A N T A G E

Summary

- **High yield**
  - Currently 14.7%
- **Natural gas weighted trust**
  - 63% of current production
  - Unhedged as of October 31, 2005
- **Payout ratio forecast to decline to 62% in 2006** [1]
- **Balanced long RLI asset base**
  - High netbacks
  - Significant drilling inventory
- **Qualifies for TSX Index inclusion**

[1] CIBC – September 30, 2005 report

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A D V A N T A G E

Visit our Website

www.advantageincome.com

The information in this presentation contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

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